

October 2, 2013

Ms. Jane A. Kanter
Dechert LLP
1900 K Street, NW
Washington, DC 20006

> RE: Ark ETF Trust
>   333-191019; 811-22883

Dear Ms. Kanter:

We have reviewed the registration statement on Form N-1A for the Ark ETF Trust, filed with the Securities and Exchange Commission on September 6, 2013, registering four series, Ark Genomics Revolution ETF ("Genomics Revolution Fund"), Ark Industrial Transformation ETF ("Industrial Transformation Fund"), Ark Man + Machine ETF ("Man + Machine Fund"), and Ark Technology-as-a-Service ETF ("Technology-as-a-Service Fund"), (each a "Fund" and collectively the "Funds"). We have the following comments:

PROSPECTUS

Back Cover Page

1. Please state whether the Fund makes available its SAI and annual and semi-annual reports, free of charge, on or through the Fund's Web site at a specified Internet address. If the Fund does not make its SAI and shareholder reports available in this manner, disclose the reasons why it does not do so. See Item 1(b) of Form N-1A.

All Funds

General

2. Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the registration statement. Also, confirm that in your communications with FINRA you will or have requested that notice of clearance by that organization be provided directly to the staff.

Fund Fees and Expenses

3. Please complete the Fee Table and the Example.

4. Please delete the first sentence in footnote (a).

5. Under the heading, "Portfolio Turnover," please include the following disclosure after the word "costs" in the third sentence: "which are not reflected in annual fund operating expenses or in the example."

Principal Investment Strategies

6. A fund with a name that suggests the fund focuses on a particular type of investment must invest at least 80% of its assets in the type of investment suggested by the name. Please revise disclosure, as appropriate, or explain to the staff how each Fund meets the requirements of Rule 35d-1 under the Investment Company Act of 1940 ("1940 Act").

7. Each Fund discloses that it will invest in "companies that are expected to benefit from the development of new products or services, technological improvements and advancements in scientific research that are relevant" to the Fund's specific "theme". This disclosure is very broad; Please provide more specific disclosure regarding how an issuer relates to each Fund's stated "theme" (e.g., deriving a majority of its revenue from genomics-related products or services).

8. Please include a statement in Item 4, corresponding to the Item 9 disclosure, that the Fund is an actively-managed ETF.

9. Under the heading, "Principal Risks," please add and discuss the risk of investing in a new Fund.

Management of the Fund

10. Under the heading, "Portfolio Manager," please include the month and the year that the portfolio manager begins service for the Fund.

Purchase and Sale of Fund Shares

11. In the second paragraph, please state that the price of Fund shares is based on market price. See Item 6(c)(i)(B) of Form N-1A.

12. Please include the disclosure required by Item 8 of Form N-1A; If such statement is not applicable, please advise the staff.

Genomics Revolution Fund

Principal Investment Strategies

13. Please define the term "genomics."

14. The prospectus states, "The types of companies that the Adviser believes are relevant to this theme are those that are focused on extending and enhancing the quality of human and other life." Given the name of the Fund and that genomics appears to be a narrow field within health care research, explain whether a policy of investing in companies that "are focused on extending and enhancing the quality of human and other life" meets the Rule 35d-1 standard.

Principal Risks

15. Under the heading "Health Care Sector Risk," the last sentence states that the "process of obtaining such approvals may be long and costly." Please also indicate that delays or failure to receive such approvals, may negatively impact the business of such companies.

Industrial Transformation Fund

Principal Investment Strategies

16. Define the phrase "industrial transformation."

Man + Machine Fund

Principal Investment Strategies

17. Define the phrase "man + machine."

18. Please provide an example of "man capitalizing on and perhaps competing with the productivity of machines."

Technology-as-a Service Fund

Principal Investment Strategies

19. Define the phrase "technology-as-a-service."

Performance

20. Revise disclosure to discuss performance and not purchase and sales of Fund shares.

Additional Investment Strategies

21. The last paragraph on page 22 discloses that "a Fund may use derivative instruments for hedging or risk management purposes or risk management purposes or as part of its investment practices." The Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly (e.g., provide a list of derivatives in which the fund may invest).

22. Please state in this section that when the Fund takes temporary defensive positions inconsistent with the Fund's principal investment strategies, the Fund may not achieve its investment objective. *See* Instruction 6 to Item 9 (b) (1) of Form N-1A.

23. The prospectus discloses, "Each Fund may lend its portfolio securities to brokers . . . desiring to borrow securities to complete transactions and *for other purposes* [*emphasis added*]." Please describe the "other purposes."

24. Please summarize how the adviser decides which securities to sell. See Item 9(b)(2) of Form N-1A.

Portfolio Holdings

25. Pursuant to Item 9(d) of Form N-1A, if a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available on the Fund's website, please disclose.

Management of the Funds

26. Pursuant to Item 10(a)(1) of Form N-1A, please describe the investment adviser's experience as an investment adviser and the advisory services that it provides to the Funds.

27. The second paragraph under this heading discloses that the Fund pays the Adviser an "all-in fee" and that the Adviser bears the costs of certain custody costs. Please

explain to the staff what custodial fees and expenses are not included in the "all-in fee."

Buying and Selling Shares

28. Consider simplifying the first paragraph on page 27 to explain that the shares may be held only in book-entry form and that stock certificates will not be issued. Additionally, please disclose that these procedures are the same as those that apply to any stocks held in book entry or "street name"

Distribution and Services Plan

29. The second paragraph under this heading states: "No Rule 12b-1 fees are currently paid by any Fund, and there are no current plans to impose these fees." Please confirm to the staff that no 12b-1 fees will be assessed prior to such fee being disclosed in the prospectus.

Tax Consequences

30. Disclose the tax consequences specifically related to an actively-managed ETF, including the potential generation of short-term capital gains.

Frequent Purchases and Redemptions of Fund Shares

31. The prospectus discloses that each Fund imposes transaction fees on in-kind purchases and redemptions. Please confirm to us that the Transaction Fee on redemptions of Creation Units will not exceed 2% of the value of the shares redeemed. See Rule 22c-2(a)(1)(i) under the 1940 Act.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Risks

32. The SAI provides disclosure regarding currency forwards, futures contracts and options, swaps, participation notes, repurchase agreements, securities of other investment companies and structured notes. Explain to the staff the extent to which the Funds intend to utilize such instruments and add disclosure to the prospectus if such instruments will be part of a principal investment strategy.

33. Disclose the types of investments a Fund may make while assuming a temporary defensive position. See Item 16(d) of Form N-1A.

Swaps

34. Explain to the staff whether the Fund will utilize total return swaps. Should a Fund engage in total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which a Fund operates.

Investment Restrictions

35. Investment restriction #1 provides that the Funds may "participate in an interfund lending program with other registered investment companies." Please inform the staff whether Registrant has received exemptive relief to participate in such an interfund lending program.

36. Investment Restriction #7 refers to "principal business activities." Please clarify the meaning of "principal business activities."

37. Investment restriction #7 discloses that the Industrial Transformation Fund and Man + Machine Fund will each concentrate in "securities of issuers having their principal business activities in any industry or group of industries in the industrials and information technology sectors." Please clarify "industrials" and "information technology" are considered separate industries, or group of industries, for purposes of the concentration policy. In addition, immediately following the fundamental policies, please explain the meaning of "information technology."

38. Please remove the following phrase from the last sentence under this heading: "and non-fundamental policy (1)."

Board of Trustees of the Trust

39. The first full paragraph on page 10 discloses that the "length of service to the Trust" was considered by the Board in reaching its conclusion about a Trustee's qualifications to serve. Given that the Trust is new and none of the Trustees have served on the Board, explain to the staff why "length of service" is currently an appropriate consideration.

40. Under the heading "Remuneration of Trustees" on page 13, the disclosure indicates that the Trustees are paid an annual retainer. Confirm to the staff that the annual retainer, and reasonable travel and out-of-pocket expenses, represents the entirety of the compensation.

The Distributor

41. The first paragraph under this heading states, "The Distributor has entered into an agreement with the Trust which will continue from its effective date unless terminated by either party upon 60 days' prior written notice . . . and which is renewable annually thereafter . . ." An agreement that is in effect until terminated does not appear to require annual renewal. Please clarify the disclosure.

Portfolio Holdings Disclosure

42. Please revise disclosure to reflect all of the requirements of Item 16(f) of Form N-1A.

Creation and Redemption of Creation Units

43. Please indicate the circumstances upon which purchase of Creation Units will be permitted or required to be made entirely in cash.

44. Explain to the staff when an order is considered received in proper form if the Creation Deposit is comprised solely of cash. For example, is the order considered to be in proper form at the time cash is delivered or once the Deposit Instruments have been purchased?

Capital Stock and Shareholder Rights

45. The first sentence states, "The Trust currently is comprised of one investment fund." However, the prospectus discloses four funds. Please resolve the inconsistency.

PART C

Item 28: Exhibits

46. Authorized Participant Agreements are considered material contracts and should be filed as exhibits.

Item 35: Undertakings

47. Please provide an undertaking to file an amendment to the registration statement with certified financial statements showing the initial capital received before accepting subscriptions from more than 25 persons if the Fund intends to raise its initial capital under section 14(a)(3).

GENERAL

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Trust's exemptive application, filed in order to operate as an ETF. Specifically, confirm that the application fully discusses the non-index management strategies, including the use of derivatives. Please advise us if you have submitted or expect to submit a no-action request, or any additional exemptive applications, with regard to the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *

If you have any questions about these comments, please call me at 202-551-6387.

Sincerely,

/s/ Kathy Churko

Kathy Churko
Staff Accountant